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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         ARDEN INDUSTRIAL PRODUCTS, INC.
                            (NAME OF SUBJECT COMPANY)

                           PARK-OHIO INDUSTRIES, INC.
                           P O ACQUISITION CORPORATION
                                    (BIDDERS)

                            -------------------------

                     COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    039780101
                                 (CUSIP NUMBER)

                            -------------------------

                             RONALD J. COZEAN, ESQ.
                           PARK-OHIO INDUSTRIES, INC.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117
                                 (216) 692-7200

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                            -------------------------

                                    COPY TO:
                            MARY ANN JORGENSON, ESQ.
                        SQUIRE, SANDERS & DEMPSEY L.L.P.
                                 4900 KEY TOWER
                                127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1304
                                 (216) 479-8500

                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                                AMOUNT OF FILING FEE
      $41,936,736                                            $8,387

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*        For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,989,456 Common Shares, par value $.01 per share of Arden Industrial Products, Inc., at $6.00 net in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  N/A                Filing Party:  N/A
         Form or Registration No.:  N/A              Date Filed:  N/A

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CUSIP NO. 039780101                14D-1

1        NAME OF REPORTING PERSON:

         P O Acquisition Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) [ ]
                                                                       (b) [ ]
3        SEC USE ONLY:

4        SOURCES OF FUNDS:

         AF

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f).                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Minnesota

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:

         320,200

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES:                                                           [ ]

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

         Approximately 4.6 % of the Shares Outstanding as of June 10, 1997

10       TYPE OF REPORTING PERSON:

         CO

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CUSIP NO. 039780101                14D-1

1        NAME OF REPORTING PERSON:

         Park-Ohio Industries, Inc. (34-6520107)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY:

4        SOURCES OF FUNDS:

         BK

5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) OR 2(f).                                    [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION:

         Ohio

7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:

         320,200

8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES:                                                            [ ]

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

         Approximately 4.6 % of the Shares Outstanding as of June 10, 1997

10       TYPE OF REPORTING PERSON:

         CO

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         This Schedule 14D-1 Tender Offer Statement (the "Statement") relates to a tender offer by P O Acquisition Corporation, a Minnesota corporation (the "Purchaser") and a wholly owned subsidiary of Park-Ohio Industries, Inc., an Ohio corporation ("Parent"), to purchase all outstanding Common Shares, par value $.01 per share, of Arden Industrial Products, Inc., a Minnesota corporation, at a price of $6.00 net in cash per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and
(a)(2) hereto, respectively.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Arden Industrial Products, Inc., a Minnesota corporation (the "Company"), which has its principal executive offices at 560 Oak Grove Parkway, Vadnais Heights, Minnesota 55127.

         (b) The title of the securities which are the subject of the Offer is the Company's Common Shares, $.01 par value (the "Shares"), at a price of $6.00 net in cash per share. The offer is for all outstanding Shares. The information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

          (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d) This Schedule 14D-1 is being filed by the Purchaser and Parent. Information concerning the principal business and principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupation, positions, offices or employment during the last five years and citizenship of each director and executive officer of Purchaser and Parent are set forth in Schedule A to the Offer to Purchase and are incorporated herein by reference.

         (e) and (f) During the last five years, neither the Purchaser nor Parent, nor, to the best of Parent's knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

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ITEM 3.  PAST CONTACTS, TRANSACTION OR NEGOTIATIONS WITH THE SUBJECT
COMPANY

         (a) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (c)      Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
BIDDER.

         (a)-(e) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company; The Merger; Dissenters' Rights") of the Offer to Purchase is incorporated herein by reference.

         (f) and (g) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, NASDAQ Quotation, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) and (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Schedule A to, the Offer to Purchase is incorporated herein by reference.

ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

         The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Plans for the Company; The Merger; Dissenters' Rights") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

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ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. See Exhibit (g).

ITEM 10.  ADDITIONAL INFORMATION.

         (a) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in Section 7 ("Effect of the Offer on Market for the Shares, NASDAQ Quotation, and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

         (e)      None.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Offer to Purchase.
         (a)(2)   Letter of Transmittal.
         (a)(3)   Notice of Guaranteed Delivery.

         (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)   Press Release

         (b)(1) The Parent's Credit Agreement dated as of April 11, 1995 is filed as Exhibit 4 to the Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and is incorporated herein by reference.

         (b)(2) Amendments One through Four to the Parent's Credit Agreement are filed as Exhibits 4(d), 4(e), 4(f) and 4(g) to the Parent's Annual Report on Form 10-K for the year ended December 31, 1996, and are incorporated herein by reference.

         (b)(3) Fifth Amendment to the Parent's Credit Agreement dated June 23, 1997.

         (c)(1) Merger Agreement, dated as of June 16, 1997, among the Company, Parent and the Purchaser.

         (d)      None.

         (e)      Not applicable.

         (f)      None.

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         (g)      Audited Financial Statements for the two years ended December
                  31, 1996 of Parent. (Incorporated by reference to Parent's Annual Report on Form 10-K for the year ended December 31, 1996.)

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 26, 1997                PARK-OHIO INDUSTRIES, INC.


                                     By:  /s/ James S. Walker
                                        ------------------------------
                                     Name:  James S. Walker
                                     Title:  Vice President

                                     P O ACQUISITION CORPORATION

                                     By:  /s/ James S. Walker
                                        ------------------------------
                                     Name:  James S. Walker
                                     Title:  Vice President


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